 McLaughlin & Stern, llp

260 Madison Avenue
New York, New York 10016
STEVEN W. SCHUSTER	(212) 448–1100	Millbrook Office
Partner	Fax (212) 448–0066	Franklin Avenue
Direct Phone: (212) 448-6216		P.O. Box 1369
Direct Fax: 1(800) 203-1556		Millbrook, New York 12545
E–Mail: sschuster@mclaughlinstern.com		(845) 677–5700
Fax (845) 677–0097

May 2, 2012

BY MAIL AND EDGAR TRANSMISSION

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	China YCT International Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed September 9, 2011
File No. 000-53600

Dear Mr. Rosenberg:

On behalf of our client, China YCT International Group, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated April 12, 2012, with respect to the Company’s Annual Report on Form 10K for the fiscal year ended March 31, 2011 filed on September 9, 2011 (File No. 000-53600) (the “10K”). References to page numbers in our responses refer to page numbers in the 10K. For your convenience, the Commission’s comments have been repeated herein in bold, with responses immediately following each of the Commission’s comments.

Financial Statements

Note 8 – Intangible Assets, Net, page F-14

1.	Refer to your response to comment 2. Please tell us how you estimated the probability of financial contingency not being met at October 21, 2011 and December 31, 2011. In supporting your estimates, please tell us when the placement agent commenced due diligence, the progress it made between October 21, 2011 and December 31, 2011, and how your estimated probability reflects the progress (or lack thereof) toward an offering. Please clarify why the probability of failing to meet the trigger did not change from October 21, 2011 through December 31, 2011.

A.	Our estimate of the probability of the financial contingency not being met by October 21, 2011 and December 31, 2011 was based on the following considerations:

•	In early September 2011, our Director of the Company’s Investment Division came to the United States to meet with the placement agent that we had been working with since late 2010. Our placement agent advised us that they believed that they could complete the financing for $20 million based on the due diligence that had been done by the bankers since 2010, although they needed to complete their due diligence on the Company’s recent operations and to reach agreement on the valuation of the Company in light of current market conditions.

•	The placement agent was sufficiently positive about the Company that they renewed our engagement agreement on October 21, 2011. During the period from October 21, 2011 to December 31, 2011, we had extensive discussions with our placement agent for plans to engage KPMG or another advisor to develop a business plan and to engage an investment relations company. We thought that, with these efforts, we would be able to successfully complete the offering, although the offering is being done on a best efforts basis.

•	Our placement agent recommenced its due diligence in November 2011. Prior to December 31, 2011, the placement agent had not advised us of any items which would lead us to believe that it was unlikely that the placement agent could complete the financing by October 21, 2012.

We believed that we had a well-developed business model and our operations continued to be profitable during in the global economic downturn and have continued to be profitable .. In addition, our financing target was only $20 million, which we determined with the placement agent to be the appropriate amount for the financing based on the Company’s capital requirements and the potential investors which the placement agent expected to approach.

Therefore, as of December 31, 2012, we were confident that we would be able to attract investors and achieve the $20,000,000 financing target. We used a low probability of 15% for failing to achieve the financing target by October 2012. For the period from October 21, 2011 to December 31, 2011, there were no events that decreased the probability of failing to reach the financing target. In this circumstance, we used the same probability of failing to achieve the financing as of October 21, 2011 and December 31, 2011.

B.	The conduct of due diligence by our placement agent was included as an action item in our renewed engagement agreement with our placement agent on October 21, 2011. Our placement agent continued to do due diligence after November 2011. Because of delays resulting from the US holiday season prior to December 31, 2011, the due diligence process was continuing but the placement agent remained confident about completing the financing.

2.	Refer to your response to comment 3. Please ensure that you clearly mark the restated amounts on your financial statements and notes as “restated.” In light of your proposed restatements for each of the interim periods in fiscal 2012, please reassess your conclusions that your disclosure controls and procedures were effective at June 30, 2011, September 30, 2011 and December 31, 2011. If you continue to believe that your disclosure controls and procedures are still effective, please substantiate your belief when restatements are indicative of a material weakness in internal control over financial reporting and such controls are an integral component of disclosure controls and procedures.

A.	We will mark the restated amounts on our financial statements and notes as “restated”.

We concur that the restatements of prior periods’ financial statements are indicative of a material weakness in internal control over financial reporting and such controls are an integral component of disclosure controls and procedures. In particular, the continued material weakness arose from the erroneous accounting treatment for the valuation of the patent when purchased and the potential repurchase of the patent following the agreement of October 2011. As a result of the restatement discussed in our Form 8K filed on April 11, 2012, we have reassessed our conclusions that our disclosure controls and procedures were effective at June 30, 2011, September 30, 2011 and December 31, 2011. As a result of the reassessment, we concluded that our disclosure controls and procedures were not effective at June 30, 2011, September 30, 2011 and December 31, 2011.

3. In your response to comment 3 you tax effect the various adjustments. It appears that these tax adjustments are recorded at the Chinese statutory rate. Please address the following comments:

Please explain to us why the patent amortization appears to be tax deductible in China when it appears based on the acquisition agreement and its amendments that the patent acquisition was completed by your parent entity, a Delaware corporation. Assuming you can substantiate why the patent amortization is tax deductible in China, please explain to us why your adjustment for the quarter ended September 30, 2011 is effected at a 21.9% rate when all other periods are effected at a 25% rate.

Please explain to us why the contingent obligation to reacquire your common stock under ASC 480-10-25-8 is tax deductible in China. In this regard, it appears that this obligation instituted with the October 21, 2011 amendment is an obligation of your parent entity. If the expense associated with this obligation is indeed deductible in China, please tell us whether it is currently deductible or whether it is a temporary difference that should be recorded as a deferred tax asset.

A.	Although the contract was executed by the parent company, in substance, the patent was acquired and is used by our operating entity in China. The US parent company is only a holding company that does not have any operating activities and does not have any business need to hold the patent. For the same reason, the amortization of the patent was a deduction to the Chinese operating entity’s tax liability. The effective tax rate should be 25%. We reviewed the proposed tax adjustment for the quarter ended September 30, 2011 and found that the adjustment of the tax should be $142,930 instead of $124,937. The calculation of $124,937 was a mathematical error because we added the increased amortization twice.

B.	After we received your comment letter dated April 12, 2012, we have consulted with a reputable Chinese accounting firm regarding the tax treatment for the contingent obligation to reacquire our common stock under ASC 480-10-25-8. We were advised that the expense associated with such contingent liability is not tax deductible. Therefore, we will revise our proposed tax adjustment journal entries associated with the accrual of this contingent liability. We attach our updated adjustment entries to this response letter for the staff’s reference.

In conclusion, the obligation instituted with the October 21, 2011 amendment is an obligation of our Chinese operating entity. However, the tax deduction is not permitted by Chinese tax law and there is no temporary difference that should be recorded as a deferred tax asset.

Thank you very much for your review. Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 448-6216.

Very truly yours,

/s/ Steven Schuster

Steven W. Schuster

	Description of Journal Entries	Journal Entries	Amount	Reporting Period
	Recognize additional consideration paid to Dr. Liu by accruing the liability to issue 11M to Dr. Liu upon the listing of company's stock over OTCQB on 9/9/2011 (11,063,968 x $0.25/per share on 9/19/2011; 9/9/2011 no trading price)	Dr. Intangible Asset - US Patent	2,765,992	Quarter ended September 31, 2011
		Cr. Liability	2,765,992

	Recording the net amortization expense and accumulated amortization of decreased value of the US patent recorded in March 31, 2011 year end and the increased value of the patent due to the issuance 11M shares to Dr. Liu during the quarter ended September 30, 2011.	Dr. Accumulated amortization	571,719	Quarter ended September 31, 2011
		Cr. Amortization Expense	571,719

	Recording the increased tax due to lower amortization expense	Dr. Tax Expense	142,930	Quarter ended September 31, 2011
		Cr. Tax Liability	142,930

9	Recording the derivative liability occurred since Oct 21, 2011 due to the amended contract term which subject the Company's obligation to repurchase the issued shares to Dr. Liu if the predetermined financing target is not met. The outstanding shares included initially issued 44M shares and the additional 11M shares to be issued to Dr. Liu. (The calculation of the derivative liability: 3,319,135=55,318,920 x $0.40 x 15%) ($0.40/per share on Dec 31, 2011; the failing of the financing probability assigned to it was 15%) at Dec 31, 2011.	Dr. Other Expense	3,319,135	Quarter ended December 31, 2011
		Cr. Derivative Liability	3,319,135

10	Recording the net of decreased amortization expense and accumulated amortization due to the adjusted lower base at Mar 31, 2011 and the increased value of the patent due to the issuance of 11M shares to Dr. Liu upon the listing of company's stock on OCTQB	Dr. Accumulated amortization	472,123	Quarter ended December 31, 2011
		Cr. Amortization Expense	472,123

11	Recording tax increase due to lower amortization expense	Dr. Tax Expense	118,031	Quarter ended December 31, 2011
		Cr. Tax Payable	118,031